UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

CASINOVATIONS INCORPORATED
(Name of Issuer)

Common Stock $.001 par value
(Title of Class of Securities)

14761P 10 4
(CUSIP Number)

Timothy Leybold; 6744 S. Spencer Street, Las Vegas, Nevada 89119; Tel: (702) 733-7195
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No.	14761P 10 4	Page	2	of	4	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard S. Huson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,721 shares
	8	SHARED VOTING POWER 3,041,117 shares
	9	SOLE DISPOSITIVE POWER 52,721 shares
	10	SHARED DISPOSITIVE POWER 2,656,502 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,093,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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This Amendment No. 2 amends the Schedule 13D, Amendment No. 1, dated May 28, 1999 (the "Amended Schedule 13D"), of Richard S. Huson with respect to the common stock, $.001 par value ("Common Stock"), of Casinovations Incorporated, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

See response to Item 4.

Item 4. Purpose of Transaction

The filing of this Amendment No. 2 to Schedule 13D is a result of the exercise by Steven J. Blad of an option granted by Mr. Huson to Mr. Blad for the purchase of 175,000 shares of Common Stock. Through a stock option exercise agreement dated as of May 28, 1999 and executed on July 14, 1999, Mr. Huson will transfer 175,000 shares of Common Stock to Mr. Blad. As the exercise price under the terms of the option was $1.50 per underlying share, Mr. Huson received payment for the exercise of the option in the form of in the form of a promissory note in the original principal amount of $262,500 secured by a pledge agreement.

Item 5. Interest in Securities of the Issuer

Richard S. Huson
	Presently Owned	Percentage[4]
Sole Voting Power	52,721 [1,2]	0.54%
Shared Voting Power	3,041,117 [3]	31.3%
Sole Dispositive Power	52,721 [1,2]	0.54%
Shared Dispositive Power	3,041,117 [3]	31.3%
Total Beneficial Ownership	3,093,838	31.9%

________________

1 This amount represents 52,721 shares of Common Stock issuable to Mr. Huson upon the exercise of Class A Warrants.

2 Shares of Common Stock may be subject to applicable community property laws.

3 This amount represents 70,000 shares of Common Stock held by Tower Rock Partners, LLC, an entity controlled by Mr. Huson, 2,586,502 shares of Common Stock held by the Richard S. Huson Revocable Trust U/T/A dtd 09/04/98 (the "Trust"), a trust where Mr. Huson and Yvonne Huson, his wife, are co-trustees, and 384,615 shares of Common Stock to be issued to the Trust as a result of the conversion by the Trust of certain outstanding indebtedness owed to the Trust by the Company.

4 These percentages reflect the percentage share ownership with respect to 9,706,148 shares, the number of shares of Common Stock outstanding as of June 30, 1999.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 5, 1999	/s/ Richard S. Huson
Richard S. Huson

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